UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Akari Therapeutics, Plc

(Name of Issuer)

Ordinary Shares, par value £0.01 per share

(Title of Class of Securities)

00972G108

(CUSIP Number)

July 1, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00972G108	13G	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aspire Capital Fund, LLC 27-1406279
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 673,580,900 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 673,580,900 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,580,900 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.89% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

The securities include (i) 642,820,000 ordinary shares, par value £0.01 per share (the “Ordinary Shares”) of Akari Therapeutics, Plc (the “Issuer”) represented by 6,428,200 American Depositary Shares (“ADSs”) and (ii) 40,760,900 Ordinary Shares. The securities do not include 85,139,300 Ordinary Shares represented by 851,393 ADSs issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

(2)	Based on 3,386,573,113 Ordinary Shares issued and outstanding as of June 30, 2020, as reported in a report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2020.

CUSIP No. 00972G108	13G	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aspire Capital Partners, LLC 27-1406238
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 673,580,900 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 673,580,900 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,580,900 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.89% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

The securities include (i) 642,820,000 Ordinary Shares represented by 6,428,200 American Depositary Shares (“ADSs”) and (ii) 40,760,900 Ordinary Shares. The securities do not include 85,139,300 Ordinary Shares represented by 851,393 ADSs issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

(2)	Based on 3,386,573,113 Ordinary Shares issued and outstanding as of June 30, 2020, as reported in a report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2020.

CUSIP No. 00972G108	13G	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SGM Holdings Corp. 36-4303462
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 673,580,900 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 673,580,900 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,580,900 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.89% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

The securities include (i) 642,820,000 Ordinary Shares represented by 6,428,200 American Depositary Shares (“ADSs”) and (ii) 40,760,900 Ordinary Shares. The securities do not include 85,139,300 Ordinary Shares represented by 851,393 ADSs issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

(2)	Based on 3,386,573,113 Ordinary Shares issued and outstanding as of June 30, 2020, as reported in a report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2020.

CUSIP No. 00972G108	13G	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Cedar Capital Corp. 20-1313891
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 673,580,900 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 673,580,900 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,580,900 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.89% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

The securities include (i) 642,820,000 Ordinary Shares represented by 6,428,200 American Depositary Shares (“ADSs”) and (ii) 40,760,900 Ordinary Shares. The securities do not include 85,139,300 Ordinary Shares represented by 851,393 ADSs issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

(2)	Based on 3,386,573,113 Ordinary Shares issued and outstanding as of June 30, 2020, as reported in a report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2020.

CUSIP No. 00972G108	13G	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chrisko Investors, Inc. 27-5414284
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 673,580,900 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 673,580,900 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,580,900 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.89% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

The securities include (i) 642,820,000 Ordinary Shares represented by 6,428,200 American Depositary Shares (“ADSs”) and (ii) 40,760,900 Ordinary Shares. The securities do not include 85,139,300 Ordinary Shares represented by 851,393 ADSs issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

(2)	Based on 3,386,573,113 Ordinary Shares issued and outstanding as of June 30, 2020, as reported in a report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2020.

CUSIP No. 00972G108	13G	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WML Ventures Corp. 82-3709389
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 673,580,900 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 673,580,900 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,580,900 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.89% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

The securities include (i) 642,820,000 Ordinary Shares represented by 6,428,200 American Depositary Shares (“ADSs”) and (ii) 40,760,900 Ordinary Shares. The securities do not include 85,139,300 Ordinary Shares represented by 851,393 ADSs issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

(2)	Based on 3,386,573,113 Ordinary Shares issued and outstanding as of June 30, 2020, as reported in a report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2020.

CUSIP No. 00972G108	13G	Page 8 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven G. Martin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 673,580,900 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 673,580,900 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,580,900 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.89% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The securities include (i) 642,820,000 Ordinary Shares represented by 6,428,200 American Depositary Shares (“ADSs”) and (ii) 40,760,900 Ordinary Shares. The securities do not include 85,139,300 Ordinary Shares represented by 851,393 ADSs issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

(2)	Based on 3,386,573,113 Ordinary Shares issued and outstanding as of June 30, 2020, as reported in a report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2020.

CUSIP No. 00972G108	13G	Page 9 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erik J. Brown
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 673,580,900 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 673,580,900 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,580,900 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.89% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The securities include (i) 642,820,000 Ordinary Shares represented by 6,428,200 American Depositary Shares (“ADSs”) and (ii) 40,760,900 Ordinary Shares. The securities do not include 85,139,300 Ordinary Shares represented by 851,393 ADSs issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

(2)	Based on 3,386,573,113 Ordinary Shares issued and outstanding as of June 30, 2020, as reported in a report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2020.

CUSIP No. 00972G108	13G	Page 10 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christos Komissopoulos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 673,580,900 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 673,580,900 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,580,900 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.89% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The securities include (i) 642,820,000 Ordinary Shares represented by 6,428,200 American Depositary Shares (“ADSs”) and (ii) 40,760,900 Ordinary Shares. The securities do not include 85,139,300 Ordinary Shares represented by 851,393 ADSs issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

(2)	Based on 3,386,573,113 Ordinary Shares issued and outstanding as of June 30, 2020, as reported in a report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2020.

CUSIP No. 00972G108	13G	Page 11 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William F. Blank, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 673,580,900 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 673,580,900 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,580,900 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.89% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The securities include (i) 642,820,000 Ordinary Shares represented by 6,428,200 American Depositary Shares (“ADSs”) and (ii) 40,760,900 Ordinary Shares. The securities do not include 85,139,300 Ordinary Shares represented by 851,393 ADSs issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

(2)	Based on 3,386,573,113 Ordinary Shares issued and outstanding as of June 30, 2020, as reported in a report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 1, 2020.

CUSIP No. 00972G108	13G	Page 12 of 15 Pages

Item 1.

(a)	Name of Issuer

Akari Therapeutics, PLC (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

75/76 Wimpole Street, London W1G 9RT, United Kingdom

Item 2.

(a)	Name of Person Filing

Aspire Capital Fund, LLC (“Aspire Fund”)

Aspire Capital Partners, LLC (“Aspire Partners”)

SGM Holdings Corp. (“SGM”)

Red Cedar Capital Corp. (“Red Cedar”)

Chrisko Investors, Inc. (“Chrisko”)

WML Ventures Corp. (“WML Ventures”)

Steven G. Martin (“Mr. Martin”)

Erik J. Brown (“Mr. Brown”)

Christos Komissopoulos (“Mr. Komissopoulos”)

William F. Blank, III (“Mr. Blank”)

(b)	Address of the Principal Office or, if none, residence

The address of the principal business office of each of Aspire Fund, Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank is:

155 N. Wacker Drive, Suite 1600, Chicago, Illinois 60606

(c)	Citizenship

Aspire Fund – Illinois

Aspire Partners – Illinois

SGM – Illinois

Red Cedar – Illinois

Chrisko – Illinois

WML Ventures – Illinois

Mr. Martin – United States

Mr. Brown – United States

Mr. Komissopoulos – United States

Mr. Blank – United States

(d)	Title of Class of Securities

Ordinary Shares, par value £0.01 per share (“Ordinary Shares”).

(e)	CUSIP Number

00972G108

CUSIP No. 00972G108	13G	Page 13 of 15 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Aspire Capital Fund, LLC	673,580,900	19.89	%	0	673,580,900	0	673,580,900
Aspire Capital Partners, LLC	673,580,900	19.89	%	0	673,580,900	0	673,580,900
SGM Holdings Corp.	673,580,900	19.89	%	0	673,580,900	0	673,580,900
Red Cedar Capital Corp.	673,580,900	19.89	%	0	673,580,900	0	673,580,900
Chrisko Investors, Inc.	673,580,900	19.89	%	0	673,580,900	0	673,580,900
WML Ventures	673,580,900	19.89	%	0	673,580,900	0	673,580,900
Steven G. Martin	673,580,900	19.89	%	0	673,580,900	0	673,580,900
Erik J. Brown	673,580,900	19.89	%	0	673,580,900	0	673,580,900
Christos Komissopoulos	673,580,900	19.89	%	0	673,580,900	0	673,580,900
William F. Blank, III	673,580,900	19.89	%	0	673,580,900	0	673,580,900

Aspire Fund may be deemed the beneficial owner of 642,820,000 Ordinary Shares, consisting of (i) 642,820,000 Ordinary Shares of the Issuer represented by 6,428,200 American Depositary Shares and (ii) 40,760,900 Ordinary Shares. The securities do not include 85,139,300 Ordinary Shares represented by 851,393 ADSs issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares.

Aspire Partners is the Managing Member of Aspire Fund. SGM is the Managing Member of Aspire Partners. Mr. Martin the president and sole shareholder of SGM, as well as a principal of Aspire Partners. Mr. Brown is the president and sole shareholder of Red Cedar, which is a principal of Aspire Partners. Mr. Komissopoulos is president and sole shareholder of Chrisko, which is a principal of Aspire Partners. Mr. Blank is the president and sole shareholder of WML Ventures, which is a principal of Aspire Partners.

Pursuant to Section 13(d) of the Act, each of Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank may be deemed to be a beneficial owner of the Shares held by Aspire Fund.

Pursuant to Rule 13d-4 of the Act, each of Aspire Partners, SGM, Red Cedar, Chrisko, WML Ventures, Mr. Martin, Mr. Brown, Mr. Komissopoulos and Mr. Blank disclaims beneficial ownership of the Shares held by Aspire Fund.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

CUSIP No. 00972G108	13G	Page 14 of 15 Pages

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of a Group.

Not applicable.

CUSIP No. 00972G108	13G	Page 15 of 15 Pages

Item 10. Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2020

ASPIRE CAPITAL FUND, LLC BY: ASPIRE CAPITAL PARTNERS, LLC BY: SGM HOLDINGS CORP.		ASPIRE CAPITAL PARTNERS, LLC BY: SGM HOLDINGS CORP.

By:	/s/ Steven G. Martin	By:	/s/ Steven G. Martin
Name:	Steven G. Martin	Name:	Steven G. Martin
Title:	President	Title:	President

SGM HOLDINGS CORP.		RED CEDAR CAPITAL CORP.

By:	/s/ Steven G. Martin	By:	/s/ Erik J. Brown
Name:	Steven G. Martin	Name:	Erik J. Brown
Title:	President	Title:	President

CHRISKO INVESTORS, INC.		WML VENTURES CORP.

By:	/s/ Christos Komissopoulos	By:	/s/ William F. Blank III
Name:	Christos Komissopoulos	Name:	William F. Blank III
Title:	President	Title:	President

STEVEN G. MARTIN		ERIK J. BROWN

/s/ Steven G. Martin		/s/ Erik J. Brown

CHRISTOS KOMISSOPOULOS		WILLIAM F. BLANK III

/s/ Christos Komissopoulos		/s/ William F. Blank III

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1 99.2	Joint Filing Agreement Power of Attorney